DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

May 11, 2022

VIA EDGAR

Ms. Mara Ransom

Mr. Donald Field

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DiDi Global Inc. (the “Company”)
Form 6-K furnished April 18, 2022
Response Letter dated May 2, 2022
File No. 001-40541

Dear Ms. Ransom and Mr. Field:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 6, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated May 2, 2022 (the “Response Letter”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

Response Letter dated May 2, 2022

General

1.	We note your response that you intend to furnish the New Form 6-K prior to the extraordinary general meeting. Confirm that you will furnish the New Form 6-K sufficiently in advance of the meeting so that shareholders will have ample time to access this information in connection with their vote.

The Company confirms that it has furnished the New Form 6-K with the Commission as of the date of this letter. The New Form 6-K contains supplemental disclosure relating to the resolution that is being proposed at the extraordinary general meeting, in order for shareholders to have ample time to access this information in connection with their vote.

Securities and Exchange Commission

May 11, 2022

2.	We note your response to comment 1. Revise your proposed disclosure in your New Form 6-K to include the information you provide in your response in the paragraphs on page 4 that start “[s]ince July 2, 2021, the Cybersecurity Review Office has been conducting a cybersecurity review…,” and “[b]ased on its understanding…” In doing so, please clarify your statements around “resum[ing] normal operations, restor[ing] [your] business and improv[ing] [your] business performance” so that it is clear how your operations continue to be impacted by the regulations described here and how your operations are expected to change once the cybersecurity review is complete, as these statements appear to address the reasons why you are seeking shareholder approval to delist now and whether you may seek to list in the future. Also, discuss the current status of the Company’s cybersecurity review with enough detail that shareholders can fully appreciate where the Company stands, including review steps, rectification measures and associated timing; if this information is not known, explicitly state as much.

The Company respectfully advises the Staff that it has reflected the Staff’s comments in the New Form 6-K.

3.	Further, revise the quoted disclosure you plan to provide in your New Form 6-K in response to comment 1 to state, as your response indicates, that you will not apply for listing of your shares on any other stock exchange before completion of the Delisting and until after the cybersecurity review is complete.

The Company respectfully advises the Staff that it has reflected the Staff’s comments in the New Form 6-K.

4.	We note your response to comment 2. Disclose in your New Form 6-K, if true, that absent shareholder approval you will not proceed with the Delisting. Explain your plans if a sufficient number of shares do not vote in favor of the Delisting and discuss any associated ramifications that such a vote may have on the cybersecurity review and related ramifications and risks on the Company’s business and operations. Also, when you provide the disclosure you have quoted in your response to comment 2, please also state the level of shareholder approval necessary to pass this resolution.

The Company respectfully advises the Staff that it has reflected the Staff’s comments in the New Form 6-K.

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Securities and Exchange Commission

May 11, 2022

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer